Japanese Business Report (for the Registrant's 100th fiscal period from April 1, 2003 through March 31, 2004), consisting of 16 pages (including cover pages). The report included the following sections:

       I. Message to shareholders from Chairman Hiroshi Okuda and President Fujio Cho, including a brief discussion of dividend payments for the fiscal year.

       II. Tabular and graphic presentation of selected current and historical consolidated financial figures.

       III. Narrative and graphic presentation of consolidated segment information by operating and geographic segments.

       IV. Topics section describing major developments in the Registrant's business activities during the fiscal year.

       V. Special presentation on two recently updated vehicle models, the Prius and the Crown.

       VI. Consolidated and unconsolidated financial statements, including the statements of income, balances sheets and statements of cash flows (consolidated basis only) for the years ended March 31, 2003 and 2004.

       VII.   Shareholder information.

       VIII.  List of directors, corporate auditors and managing officers.

       IX.    Back cover setting forth addresses and other general information.




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